Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the registration statement No. 333-114935 on Form S-8 of Alion Science and Technology Corporation of our report dated January 31, 2006, with respect to the consolidated balance sheet of Alion Science and Technology Corporation as of September 30, 2005, and the related consolidated statements of operations, shareholder’s equity (deficit) and cash flows for years ended September 30, 2005 and 2004, and the related financial statement schedule for the years ended September 30, 2005 and 2004, which report appears in the September 30, 2006 annual report on Form 10-K of Alion Science and Technology Corporation.
/s/ KPMG LLP
Chicago, Illinois
December 1, 2006